[First Merchants Corporation Letterhead]

September 9, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Bonnie Baynes and/or David Irving, Office of Finance

Re: First Merchants Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
Form 10-Q for the Quarter Ended June 30, 2022
Filed August 9, 2022
File No. 001-41342

Ms. Baynes and Mr. Irving:

First Merchants Corporation, an Indiana corporation (the “Company”), is submitting this letter in response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2022 (the “Comment Letter”) with respect to the Company’s Form 10-K filed with the Commission on March 1, 2022 and Form 10-Q filed with the Commission on August 9, 2022.

For your convenience, we have recited the Staff’s comments from the Comment Letter in bold type and have followed each bullet point with the Company’s response.

1.We note your disclosure of the Non-GAAP indicators 'Adjusted Net Income Available to Common Stockholders' and 'Adjusted Diluted Earnings Per Share' on page 39. Please tell us, and revise future filings, to address the following:

•Provide all the disclosures in Item 10(e)(1)(i)(C) and (D) of Regulation S-K related to these non-GAAP indicators; and

In response to the Staff’s comment, the Company acknowledges that a statement disclosing the reasons for presenting non-GAAP financial measures was not adequately provided.

It is the Company’s view that its accounting and reporting policies conform to GAAP and other standard practices within the banking industry. As a supplement to GAAP, the Company does provide select non-GAAP performance measures, which the Company believes are useful and expected by investors. These non-GAAP measures assist investors in assessing the Company’s operating performance and comparing that performance to peers in the banking industry. Where non-GAAP financial measures are used a reconciliation to the most comparable GAAP financial measure is disclosed in tabular form. Although intended to enhance investors’ understanding of the Company's operating performance, these non-GAAP financial measures are not to be considered an alternative to GAAP.

The Company will provide the appropriate disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K in all future filings in which non-GAAP financial measures are presented.

•Consider including these two Non-GAAP indicators in the separate 'non-GAAP' section starting on page 51 that houses the rest of your non-GAAP disclosures included in the document.

In response to the Staff’s comments, the Company will consolidate all non-GAAP measures into one tabular disclosure. The Company will then provide footnotes that reference the non-GAAP disclosure and direct the user to its location.

* * * * *

Please do not hesitate to contact me by telephone at (765) 751-1857 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark K. Hardwick
Chief Executive Officer